Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

Goldman Sachs US Financial Services Conference December 7, 2016

Forward-Looking Statements Cautionary Statements Regarding Forward-Looking Information This presentation contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, the expected benefits of the proposed transaction, the anticipated timing of the closing or integration efforts, CBOE’s anticipated financial condition and results of operations and CBOE’s plans with respect to CurveGlobal. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bat’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.

Additional Information Additional Information Regarding the Transaction and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on November 18, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus, to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Participants in the Solicitation CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Trademarks CBOE®, Chicago Board Options Exchange®, Livevol®, CBOE Volatility Index® and VIX® are registered trademarks, and WeeklysSM and CBOE VestSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services, LLC and have been licensed for use by CBOE. FTSE® and the FTSE indexes are trademarks and service marks of FTSE International Limited, used under license. MSCI® and the MSCI index names are service marks of MSCI Inc. or its affiliates and have been licensed for use by the CBOE and CFE. Options contracts on any MSCI index are not sponsored, guaranteed or endorsed by MSCI, its affiliates or any other party involved in, or related to, making or compiling such MSCI index. All other trademarks and service marks are the property of their respective owners.

Key Events in Roadmap to Completion Nov. 7: Filed preliminary joint proxy statement/prospectus with the SEC Nov. 18: The U.S. Federal Trade Commission granted early termination of the waiting period under HSR CBOE and Bats shareholder votes CBOE and Bats continue to work on other regulatory clearances, approvals and notifications Transaction expected to close during first half of 2017 Expand and diversify CBOE’s product line across new asset classes - cash equities, ETPs and foreign exchange Broaden CBOE’s global reach with Bats’ market-leading European presence and foothold in Asia Diversify revenue stream Streamline combined company’s technology Enhance strong growth and margin profile Strengthening CBOE’s Global Position in Innovative, Tradable Products and Services Bats acquisition expected to:

CBOE’s Strategic Initiatives Transaction Aligns with Strategy Develop unique products Strengthens CBOE’s global position in innovative, tradable products and services Expand our customer base Broadens geographic reach and enables company to build on relationships with market participants Form strategic partnerships that enhance and complement our core business Enhances CBOE’s position as the go-to partner to execute on innovative products and services CBOE’s mission: providing innovative products that facilitate and enhance trading in a global marketplace

Trading in our proprietary index suite up 7% YTD¹ ADV for CBOE’s index suite up 7% YTD¹, led by 18% increase in VIX futures ADV for multiply-listed options traded industrywide down 3% YTD¹ Growth in Proprietary Index Products ¹TD through November 30, 2016 2.08 1.55 1.81 1.69 1.64 1.74 0.26 0.19 0.22 0.26 0.24 0.25 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 TD¹ Index Options VIX Futures Quarterly ADV for Index Suite: Index Options and VIX Futures (in millions) 1.74 1.95 2.03 2.34 1.88 1.99 1.22 1.48 1.61 1.62 1.72 0.09 0.16 0.20 0.21 0.24 2012 2013 2014 2015 2016 TD¹ Index Options VIX Futures Annual ADV for Index Suite : Index Options and VIX Futures (in millions) 1.64 1.83 1.81 1.31 1.96

Further Developing Current Products to Grow Index Product Line S&P 500® Index (SPX) options, the most actively traded U.S. index option SPX ADV up 7% YoY through November Introduced SPX Weeklys with Wednesday Expirations on Feb. 23 Increases opportunities to trade SPX Wednesday expirations averaging over 85,000 contracts per day in 2016 Added Monday-expiring Weeklys on August 15 Monday-expiring SPX Weeklys averaging nearly 60,000 contracts per day since launch *Includes SPX Weeklys ¹TD through November 30, 2016 99 197 272 337 383 2012 2013 2014 2015 2016 TD¹ SPX Weeklys ADV Total ADV Total ADV Total ADV SPX AM Settled SPX Weeklys ADV (in thousands)

Leveraging VIX® Methodology to Create New Products and Grow Index Product Line CBOE Volatility Index® (VIX Index) is considered the world’s barometer of equity market volatility VIX futures ADV up 18% YoY through November VIX options ADV up 3% YoY through November Began overnight dissemination of VIX Index on April 15, 2016 Allows overseas investors to reference VIX during their regular trading hours ¹TD through November 30, 2016 95 159 200 205 242 2012 2013 2014 2015 2016 TD¹ VIX Futures ADV (in thousands) 443 567 632 573 598 2012 2013 2014 2015 2016 TD¹ VIX Options VIX Options ADV (in thousands)

Over 11% of VIX futures traded during non-U.S. hours through November 2016, up from 9% for full-year 2015 Broadening Access to Proprietary Products ¹Extended hours to nearly 24X5 on June 22, 2014 *Hours in Central Time Zone Traded record overnight volume of more than 235,000 contracts on night of U.S. Presidential Election (Nov. 8th) 5% 6% 7% 8% 9% 10% 11% 12% 13% 14% 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 June-16 July-16 Aug-16 Sept-16 Oct-16 Nov-16 VIX Futures ADV During ETH Chart Title 5:00 PM-2:00 AM 2:00-7:00 AM 3:30-5:00 PM 7:00-8:30 AM % of All VIX Futures VIX Futures ADV During Non - U.S. Trading Hours (ETH)¹ - By Time Period*

Product Development Remains Key to our Value Proposition Product innovation is central to our value proposition and enables CBOE to offer the world’s widest array of options and volatility products Launched CBOE S&P 500 Smile Index in October A premium-capture strategy benchmark index Constructed to perform in both bull and bear markets Launched options on FTSE Emerging in September Expands CBOE’s global-based index offering Index tracks the performance of large and mid-cap companies from advanced and secondary emerging markets Implied Volatility Strike Price "Steep" Smile "Flat" Smile

CBOE Vest Financial launched two new mutual funds CBOE Vest S&P 500 Buffer Protect Strategy Fund First mutual fund designed to provide investors with index-based buffer protection Designed to provide a risk-managed investment that seeks to protect against some downside losses in the S&P 500 index, while still participating in upside CBOE Vest Defined Distribution Strategy Fund Seeks to generate consistent monthly distributions while preserving capital over the long-term View target-based investing as a major trend that will further democratize the use of many of our proprietary products Expanding Options and Volatility Trading

Expanding global customer base through joint trading and educational services with our index provider partners In 2015, launched options on MSCI EAFE Index and MSCI Emerging Markets Index Following concentrated business development efforts, begun to see growing traction in MSCI trading Plan to broaden distribution of data on these MSCI indexes through CBOE Market Data Express Plan to provide real-time values of the underlying indexes to broker-dealers and their customers, later this year Supplements MSCI’s distribution service, which focuses on institutional trading desks Leveraging Partnerships With Index Providers to Grow Index Product Line

Fifth annual CBOE Risk Management Conference (RMC) Europe took place Sept. 26-28 in Ireland Second RMC Asia took place November 30 to December 1 in Hong Kong 33rd annual CBOE RMC U.S. planned to take place in California on March 8-10, 2017 Expanding Our Global Customer Base Initiatives focused on education, business development and trading technology

Teamed with London Stock Exchange Group (LSEG) and major dealer banks to form CurveGlobal, a new interest rate derivatives platform Launched on September 26th – with trading from day one Products trade on the LSE Derivatives Market and clear through LCH.Clearnet Expected to provide more product choices, increased trading efficiencies and reduced transaction costs CBOE plans to develop products suited for this venue and introduce the platform to our U.S. customer base Forming Alliances that Leverage Our Strengths

CBOE made a minority equity investment in Eris Exchange Holdings, LLC (Eris) in May Eris is a U.S.-based futures exchange group offering swap futures as a capital-efficient alternative to over-the-counter (OTC) swaps CBOE and Eris partnership will focus on: Developing new proprietary products and indexes across asset classes Collaborating to enhance distribution of Eris Interest Rate Swap Futures and related market data Positions CBOE to benefit from the continuing convergence of OTC and listed marketplaces by bringing new capital efficiencies and exchange-traded products to the interest rate marketplace Forming Alliances that Leverage our Strengths

Enhancing Shareholder Value ’11 - ’15 CAGR 5% Strong cash flow generation and disciplined approach to managing cash Cash of $73 million at Sept. 30, 2016 Generated $174 million in operating cash flow YTD¹ Capital outlays YTD¹: $36 million for capital expenditures $58 million to pay dividends $65 million to repurchase shares² $97 million available under share repurchase program at Sept. 30, 2016 ¹YTD through September 30, 2016 ²Includes stock purchased under repurchase plan and from employees $203 $201 $224 $263 $245 $194 $174 2011 2012 2013 2014 2015 2015 TD¹ 2016 TD¹ Operating Cash Flow ($ in millions)

Expect to maintain a strong balance sheet and flexibility for: Capital expenditures Dividend payments Opportunistic share repurchases Other strategic initiatives Committed to Returning Capital to Shareholders ¹TD through September 30, 2016 $47 $50 $45 $168 $132 $60 2011 2012 2013 2014 2015 2016 TD¹ Cash Used Under Share Repurchase Plan ($ in millions) $0.10 $0.12 $0.15 $0.18 $0.21 $0.23 $0.25 2010 2011 2012 2013 2014 2015 2016 Change in Quarterly Dividend Rate Per Share

Appendix Materials

2016 Full-Year Guidance As of October 28, 20161 ($ in millions) Full-Year Guidance as of July 29, 2016 Updated Guidance as of October 28, 2016 Core operating expenses $211 to $215 Expect to be slightly below range of $211 to $215 Continuing stock-based compensation² $13.5 $13.5 Accelerated stock-based compensation3 $1.0 $1.0 Depreciation and amortization $46 to $48 Expect to be slightly below range of $46 to $48 Capital expenditures $47 to $49 Expect to be slightly below range of $47 to $49 Effective tax rate 38.5% to 39.5% 38.5% to 39.5% ¹Reflects full-year guidance as of October 28, 2016; CBOE Holdings is not reconfirming or updating its 2016 guidance in this presentation. 2Stock-based compensation expense is included in compensation and benefits and excludes accelerated stock-based compensation. 3This expense is expected to be reported in compensation and benefits and included in the company's non-GAAP reconciliation as an adjusted financial measure.

Solid YTD Results Reflect Companywide Commitment to Executing our Strategic Initiatives ¹TD through September 30 ²Adjusted to reflect the impact of certain items. See appendix for “Non-GAAP Information.” $508 $512 $572 $617 $633 $479 $482 2011 2012 2013 2014 2015 2015 TD¹ 2016 TD¹ Adjusted Operating Revenue² (in millions) $1.59 $1.69 $2.03 $2.28 $2.40 $1.80 $1.79 2011 2012 2013 2014 2015 2015 TD¹ 2016 TD¹ Adjusted Diluted EPS² 48.4% 48.7% 50.8% 51.6% 50.3% 48.7% 2011 2012 2013 2014 2015 2016 TD¹ Adjusted Operating Margin² 4,829 4,537 4,713 5,259 4,658 4,649 2011 2012 2013 2014 2015 2016 TD¹ Total ADV (in thousands)

¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.” Optimistic About Long-Term Growth Prospects $0.20 $0.25 $0.30 $0.35 $0.40 $0.45 $0.50 $0.55 $0.60 $0.65 $0.70 $0.75 $0.80 $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 Adjusted Operating Revenue and Adjusted Diluted EPS¹ ($ in millions, except EPS) Adjusted Operating Revenue Adjusted Diluted EPS

2016 Financial Overview (in millions, except EPS and RPC) 9 mos. Ended 09/30/16 9 mos. Ended 09/30/15 $ Change % Change Operating Revenue $481.9 $478.6 $3.3 1% Adjusted Operating Expenses¹ 247.0 234.6 12.4 5% Adjusted Operating Income¹ $234.9 $244.0 -$9.1 -4% Adjusted Operating Margin %¹ 48.7% 51.0% 230 bps Adjusted Net Income Allocated to Common Stockholders¹ $145.6 $149.9 -$4.3 -3% Adjusted Diluted EPS¹ $1.79 $1.80 -$0.01 -1% Total ADV 4.65 4.80 -3% Revenue per Contract $0.396 $0.383 $0.013 3% ¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.”

Proprietary Products Account for Growing Percentage of Transaction Fee Revenue Index options and futures contracts account for 87.9% of transaction fees through Sept. ‘16, up from 50.6% in 2010 ¹YTD Through September 30, 2016 2.3% 4.6% 10.5% 15.9% 18.8% 19.2% 21.9% 48.3% 52.9% 57.2% 62.9% 63.0% 63.7% 66.0% 19.0% 19.9% 15.6% 11.0% 9.7% 9.1% 6.8% 30.4% 22.6% 16.7% 10.2% 8.5% 8.0% 5.3% 2010 2011 2012 2013 2014 2015 2016 TD¹ Annual Mix of Transaction Fee Revenue Futures Index ETPs Equities

Proprietary Products Account for Growing Percentage of Transaction Fee Revenue Index options and futures contracts accounted for 90.0% of transaction fees in 3Q16 versus 84.0% in 3Q15 and 87.9% in 2Q16 19.0% 18.3% 18.4% 23.6% 23.8% 65.0% 64.8% 67.4% 64.3% 66.2% 9.0% 8.9% 7.8% 6.9% 5.8% 7.0% 8.0% 6.4% 5.2% 4.2% 3Q15 4Q15 1Q16 2Q16 3Q16 Quarterly Mix of Transaction Fee Revenue Futures Index ETPs Equities

RPC Variance Primarily Reflects Shift in Product Mix and Higher Volume-related Discounts Trading Volume Mix & RPC 3Q15 vs 3Q16 Equity 31.9% ETPs 27.4% Futures 5.3% S&P Indexes 21.9% VIX 11.9% Other 1.6% Index 35.4% 3Q16 Trading Volume Mix $1.647 $0.368 $0.709 $0.143 $0.106 3Q15 RPC $0.431 $1.709 $0.304 $0.707 $0.079 $0.050 3Q16RPC $0.378 Equity 28.1% ETPs 27.3% Futures 5.0% S&P Indexes 22.3% VIX 15.2% Other 2.1% Index 39.6% 3Q15 Trading Volume Mix

CBOE and C2 Quarterly Options ADV (in millions) Quarterly Options ADV ¹TD through November 30, 2016 1.60 1.60 1.77 1.91 2.17 1.81 1.85 1.94 1.81 1.53 1.48 1.43 1.45 1.36 1.48 1.55 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 TD¹ Equity Options (in millions) 1.11 1.64 1.32 1.33 1.50 1.39 1.42 1.71 1.37 1.22 1.43 1.08 1.30 1.24 1.27 1.45 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 TD¹ Options on ETPs (in millions) 1.50 1.54 1.38 1.49 1.75 1.47 1.48 1.76 1.40 1.45 2.07 1.55 1.81 1.69 1.64 1.74 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 TD¹ Index Options (in millions) 4.21 4.78 4.47 4.73 5.42 4.67 4.75 5.41 4.58 4.20 4.98 4.06 4.56 4.29 4.39 4.74 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 TD ¹

CBOE Holdings Rolling 3-Month RPC 2016 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.095 $0.092 $0.085 $0.081 $0.075 $0.070 $0.063 $0.057 $0.050 $0.048 Exchange-traded products 0.138 0.131 0.117 0.111 0.104 0.103 0.096 0.089 0.079 0.075 Indexes 0.738 0.733 0.720 0.706 0.698 0.701 0.704 0.706 0.707 0.709 Total options RPC 0.351 0.351 0.346 0.335 0.326 0.328 0.326 0.320 0.304 0.297 Futures 1.636 1.623 1.643 1.697 1.721 1.682 1.677 1.702 1.709 1.718 Total RPC $0.412 $0.413 $0.405 $0.397 $0.394 $0.405 $0.401 $0.395 $0.378 $0.374 2015 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.069 $0.070 $0.077 $0.077 $0.087 $0.093 $0.098 $0.104 $0.106 $0.105 $0.098 $0.097 Exchange-traded products 0.111 0.115 0.118 0.115 0.114 0.117 0.123 0.133 0.143 0.146 0.144 0.143 Indexes 0.702 0.704 0.712 0.707 0.701 0.697 0.702 0.703 0.709 0.706 0.718 0.726 Total options RPC 0.279 0.283 0.284 0.280 0.290 0.308 0.328 0.352 0.368 0.370 0.357 0.349 Futures 1.647 1.649 1.705 1.762 1.775 1.758 1.712 1.661 1.647 1.662 1.686 1.686 Total RPC $0.333 $0.340 $0.340 $0.336 $0.348 $0.368 $0.391 $0.416 $0.431 $0.432 $0.417 $0.408 2014 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.079 $0.079 $0.081 $0.082 $0.081 $0.079 $0.074 $0.076 $0.077 $0.078 $0.074 $0.068 Exchange-traded products 0.124 0.119 0.117 0.113 0.113 0.111 0.112 0.114 0.115 0.112 0.107 0.105 Indexes 0.664 0.667 0.669 0.674 0.674 0.670 0.671 0.677 0.680 0.690 0.692 0.696 Total options RPC 0.273 0.281 0.281 0.277 0.275 0.275 0.275 0.281 0.275 0.288 0.279 0.284 Futures 1.602 1.614 1.617 1.610 1.616 1.639 1.651 1.631 1.625 1.598 1.628 1.616 Total RPC $0.317 $0.329 $0.329 $0.325 $0.321 $0.322 $0.324 $0.336 $0.329 $0.344 $0.331 $0.340 2013 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.149 $0.153 $0.140 $0.114 $0.094 $0.090 $0.082 $0.081 $0.077 $0.076 $0.076 $0.075 Exchange-traded products 0.194 0.181 0.155 0.127 0.119 0.119 0.121 0.122 0.123 0.124 0.126 0.125 Indexes 0.665 0.670 0.671 0.679 0.674 0.675 0.670 0.671 0.669 0.666 0.666 0.666 Total options RPC 0.340 0.341 0.333 0.308 0.295 0.289 0.282 0.278 0.273 0.278 0.275 0.275 Futures 1.484 1.560 1.618 1.598 1.594 1.544 1.544 1.533 1.559 1.548 1.556 1.565 Total RPC $0.376 $0.382 $0.378 $0.357 $0.341 $0.334 $0.324 $0.321 $0.315 $0.320 $0.315 $0.316

Quarterly Core Operating Expenses¹ ($ in thousands) 3Q 2016 % rev 2Q 2016 % rev 1Q 2016 % rev 4Q 2015 % rev 3Q 2015 % rev 2Q 2015 % rev 1Q 2015 % rev 4Q 2014 % rev 3Q 2014 % rev 2Q 2014 % rev 1Q 2014 % rev 4Q 2013 % rev 3Q 2013 % rev 2Q 2013 % rev 1Q 2013 % rev 4Q 2012 % rev 3Q 2012 % rev 2Q 2012 % rev 1Q 2012 % rev 4Q 2011 % rev 3Q 2011 % rev 2Q 2011 % rev 1Q 2011 % rev 4Q 2010 % rev 3Q 2010 % rev 2Q 2010 % rev 1Q 2010 % rev 4Q 2009 % rev 3Q 2009 % rev 2Q 2009 % rev Total Operating Expenses $90,557 58% $85,361 53% $82,849 51% $80,052 52% $85,925 43% $75,355 51% $73,286 51% $79,525 48% $73,826 50% $74,226 52% $75,847 48% $69,231 49% $68,316 50% $75,414 50% $73,275 51% $70,325 54% $67,458 53% $66,480 50% $63,977 53% $67,529 56% $68,638 48% $63,838 53% $66,507 54% $65,537 62% $71,082 67% $70,792 63% $62,352 62% $64,152 53% $65,197 66% ###### 56% Less: Depreciation and amortization 10,200 7% 12,259 8% 11,851 7% 12,202 8% 12,394 7% 11,275 8% 10,402 7% 11,053 7% 10,361 7% 9,895 7% 8,604 5% 9,108 6% 8,476 6% 8,622 6% 8,282 6% 6,210 5% 8,634 7% 8,320 6% 8,320 7% 7,506 6% 8,897 6% 8,996 7% 8,696 7% 8,190 8% 7,099 7% 7,301 6% 7,301 7% $6,859 6% $6,884 7% $6,885 6% Compensation and benefits² 212 - 892 - 200 Assessment of computer-based lease taxes for prior years³ - 298 - - - - - Acquisition related expenses4 8,635 - 300 - 368 - - - - - - - - - Volume-based expenses: Royalty fees 19,399 12% 19,336 12% 19,114 12% 17,830 12% 21,840 10% 16,755 11% 14,150 10% 19,266 12% 16,235 11% 14,707 10% 15,902 10% 15,043 11% 13,844 10% 14,518 10% 13,169 9% 11,639 9% 11,304 9% 12,001 9% 11,191 9% 12,346 10% 13,956 10% 10,373 9% 11,146 9% 9,710 9% 9,226 9% 11,519 10% 10,898 11% $9,286 8% $8,012 8% $7,810 7% Order routing 536 - (83) - 104 - 299 - 581 - 627 0% 787 1% 874 1% 961 1% 1,120 1% 1,126 1% 1,227 1% 1,207 1% 908 1% 1,013 1% 1,027 1% 1,423 1% 1,176 1% 2,649 2% 2,440 2% 3,525 2% 2,515 2% 5,759 5% 5,665 5% 4,594 4% 7,339 7% 3,696 4% 7,148 6% 8,981 9% 6,798 6% Core Operating Expenses (non-GAAP)¹: $51,575 33% $52,657 32% $50,914 31% $49,721 32% $51,110 27% $46,698 31% $47,947 34% $48,332 29% $46,269 31% $48,504 34% $50,215 32% $43,853 31% $44,789 33% $51,366 34% $50,811 36% $51,449 40% $46,097 36% $44,983 34% $41,817 34% $45,237 38% #REF! #REF! #REF! #REF! $40,566 33% #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! Less: Continuing stock-based compensation 3,554 2% 3,472 2% 3,163 2% 3,194 2% 3,185 2% 3,147 2% 2,655 2% 2,098 1% 2,109 1% 4,457 3% 4,383 3% 3,957 3% 3,918 3% 5,394 4% 3,559 2% 3,151 2% 3,082 2% 3,027 2% 2,745 2% (3,010) -3% (2,976) -2% (3,106) -3% (3,073) -3% (3,233) -3% (3,963) -4% (636) -1% Core Operating Expenses excluding continuing stock-based compensation (non-GAAP)¹: $48,021 31% $49,185 30% $47,751 29% $46,527 30% $47,925 25% $43,551 29% $45,292 32% $46,234 28% $44,160 30% $44,047 31% $45,832 29% $39,896 28% $40,871 30% $45,972 30% $47,252 33% $48,298 37% $43,015 34% $41,956 32% $39,072 32% $42,227 35% #REF! #REF! #REF! #REF! $37,493 30% #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! Core Operating Expense Detail: Compensation and benefits $28,132 18% $27,638 17% $26,906 17% $26,768 17% $29,583 14% $24,136 16% $25,439 18% $27,493 17% $28,698 19% $30,306 21% $30,844 20% $28,059 20% $27,951 20% $30,421 20% $27,657 19% $26,291 20% $27,166 21% $25,300 19% $25,096 21% $24,560 20% $25,945 18% $24,391 20% $25,396 20% $20,586 19% $19,715 19% $22,004 20% $23,137 23% $21,222 18% $22,046 22% ###### 19% Technology support services 5,608 4% 5,658 3% 5,380 3% 5,182 3% 5,342 3% 4,813 3% 5,325 4% 4,915 3% 4,769 3% 4,783 3% 4,721 3% 4,286 3% 4,552 3% 4,545 3% 4,516 3% 4,707 4% 5,070 4% 4,927 4% 4,899 4% 4,263 4% 4,337 3% 4,905 4% 4,428 4% 4,960 5% 4,304 4% 5,155 5% 5,082 5% 4,497 4% 5,727 6% 5,734 5% Profession fees and outside services 12,746 8% 14,445 9% 13,263 8% 12,897 8% 12,619 7% 12,594 8% 11,950 8% 8,539 5% 8,204 6% 7,855 5% 7,378 5% 5,867 4% 7,938 6% 9,633 6% 11,035 8% 10,790 8% 9,075 7% 9,265 7% 7,170 6% 6,657 6% 6,881 5% 7,190 6% 6,579 5% 6,788 6% 6,293 6% 10,041 9% 8,123 8% 7,724 6% 8,917 9% 7,501 7% Travel and promotional expenses 2,610 2% 2,492 2% 2,515 2% 2,548 2% 1,407 1% 2,526 2% 2,501 2% 2,727 2% 1,885 1% 2,446 2% 1,987 1% 3,254 2% 1,894 1% 2,594 2% 2,064 1% 1,988 2% 2,548 2% 3,303 2% 2,167 2% 3,345 3% 2,416 2% 2,368 2% 1,685 1% 1,672 2% 2,702 3% 3,209 3% 1,986 2% 2,454 2% 2,372 2% 3,147 3% Facilities costs 1,322 1% 1,418 1% 1,528 1% 1,446 1% 874 - 1,293 1% 1,384 1% 1,445 1% 1,373 1% 1,590 1% 1,313 1% 1,245 1% 1,308 1% 1,247 1% 1,253 1% 1,269 1% 1,268 1% 1,226 1% 1,303 1% 1,426 1% 1,081 1% 1,400 1% 1,492 1% 1,662 2% 1,440 1% 1,315 1% 1,384 1% 1,459 1% 1,216 1% 1,572 1% Other expenses 1,157 1% 1,006 1% 1,322 1% 880 1% 1,285 0% 1,336 1% 1,348 1% 1,350 1% 1,340 1% 1,524 1% 1,442 1% 1,142 1% 1,146 1% 1,110 1% 1,106 1% 1,255 1% 970 1% 962 1% 988 1% 1,277 1% 1,600 1% 1,587 1% 986 1% 1,067 1% 781 1% 2,273 2% 745 1% 1,417 1% 1,041 1% 1,017 1% Total $51,575 33% $52,657 32% $50,914 31% $49,721 32% $51,110 27% $46,698 31% $47,947 34% $46,469 28% $46,269 31% $48,504 $47,685 $43,853 $44,789 $49,550 $47,631 $46,300 $46,097 $44,983 $41,623 $41,528 $42,260 $41,841 $40,566 Number of full-time employees at quarter end 570 569 561 564 553 532 528 520 639 661 656 650 641 636 610 605 596 618 601 596 591 588 582 581 591 593 597 597 596 596 ¹Please see our disclaimer regarding non-GAAP financial measures. ²For the third quarter of 2016, represents $212 for accelerated stock-based compensation expenses. Year-to-date 2016, represents $682 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income. ³Year-to-date 2016, represents $296 for assessment of computer-based lease taxes for prior period use, reported in technology support services. 4For the third quarter of 2016, represents professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. Year-to-date 2016, represents professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial, CurveGlobal and its planned acquisition of Bats May not foot due to rounding

Annual Core Operating Expenses¹ ($ in thousands) 2016 YTD % rev 2015 % rev 2014 % rev 2013 % rev 2012 % rev 2011 % rev 2010 % rev 2009 % rev 2008 % rev Total Operating Expenses $258,768 54% $314,617 50% $303,424 49% $286,236 50% $268,241 52% $266,512 52% $269,763 62% $248,497 62% $229,473 55% Less: Depreciation and amortization 34,311 7% 46,274 7% 39,913 6% 34,488 6% 31,485 6% 34,094 7% 29,891 7% 27,512 7% 25,633 6% Acquisitions related expenses 9,303 2% Accelerated stock-based compensation 1,305 - - - 2,530 - 3,996 1% 343 - 453 - 12,968 3% - - - - Assessment of computer-based lease taxes for prior period use 296 Severance - - - - 1,863 - - - - - 3,709 1% - - - - - - Estimated liability/expense related to SEC investigation - - - - - - 1,000 - 5,000 1% - - - - - - - - Volume-based expenses: - Royalty fees 57,849 12% 70,574 11% 66,110 11% 56,576 10% 46,135 9% 47,822 9% 41,353 10% 33,079 8% 35,243 8% Order routing 557 - 2,293 - 4,080 1% 4,355 1% 6,275 1% 14,239 3% 21,294 5% 28,631 7% 15,437 4% Core Operating Expenses (non-GAAP)¹: $155,147 32% $195,476 31% $188,928 31% $185,821 32% $179,003 35% $166,195 33% $164,257 38% $159,275 40% $153,160 37% Less: Continuing stock-based compensation 10,189 2% 12,181 2% 13,047 2% 16,828 3% 12,005 2% 12,166 2% 7,833 2% - - - - Core Operating Expenses excluding continuing stock-based compensation (non-GAAP)¹: $144,958 30% $183,295 29% $175,881 28% $168,993 30% $166,998 33% $154,029 30% $156,424 36% $159,275 40% $153,160 37% Core Operating Expense Detail: Compensation and benefits $82,675 17% $105,925 17% $117,341 19% $114,087 20% $103,853 20% $100,292 20% $93,275 22% $84,481 21% $83,140 20% Technology support services 16,944 4% 20,662 3% 19,189 3% 17,898 3% 19,603 4% 17,933 4% 19,501 5% 20,475 5% 20,556 5% Professional fees and outside services 40,455 8% 50,060 8% 31,976 5% 34,473 6% 36,300 7% 27,310 5% 31,245 7% 30,726 8% 27,370 7% Travel and promotion expenses 7,616 2% 8,982 1% 9,046 1% 9,806 2% 10,006 2% 9,812 2% 9,569 2% 10,249 3% 10,483 3% Facilities costs 4,268 1% 4,998 1% 5,721 1% 5,053 1% 5,066 1% 5,400 1% 5,801 1% 5,624 1% 4,730 1% Other expenses 3,189 1% 4,849 1% 5,655 1% 4,504 1% 4,175 1% 5,448 1% 4,866 1% 5,634 1% 6,881 2% Total $155,147 32% $195,476 31% $188,928 31% $185,821 32% $179,003 35% $166,195 33% $164,257 38% Number of Full Time Employees at year end 570 564 520 650 605 596 581 597 576 ¹Please see our disclaimer regarding non-GAAP financial measures. May not foot due to rounding

May not foot due to rounding and/or change in shares outstanding GAAP to Non-GAAP Reconciliation For 2010 and 2011

GAAP to Non-GAAP Reconciliation For 2012 and 2013

GAAP to Non-GAAP Reconciliation
(in thousands, except per share amounts)

	1Q12	2Q12	3Q12	4Q12	FY2012	1Q13	2Q13	3Q13	4Q13	FY2013
Reconciliation of GAAP Net Income Allocated to Common Stockholder to Non-GAAP										
GAAP net income allocated to common stockholders	$ 32,863	$ 37,903	$ 45,243	$ 39,246	$ 155,254	$ 41,789	$ 45,477	$ 40,955	$ 45,649	$ 173,863
Add: Accelerated stock-based compensation	194			149	343	3,180	816			3,996
Add: Estimated liability related to SEC investigation				5,000	5,000		1,000			1,000
Add: Impairment charge						245				245
Income tax benefit/(expense) related to the items above	(80)			(63)	(139)	(1,311)	(313)			(1,611)
Add: Income tax provision adjustment			(7,654)	(5,415)	(13,054)					
Net income allocated to participating securities - effect on reconciling items	(2)		86	4	106	(29)	(22)			(46)
Adjusted net income allocated to common stockholders	**$ 32,975**	**$ 37,903**	**$ 37,675**	**$ 38,921**	**$ 147,510**	**$ 43,874**	**$ 46,958**	**$ 40,955**	**$ 45,649**	**$ 177,447**

	1Q12	2Q12	3Q12	4Q12	FY2012	1Q13	2Q13	3Q13	4Q13	FY2013
Reconciliation of GAAP Diluted EPS to Non-GAAP										
GAAP diluted earnings per common share	$ 0.37	$ 0.44	$ 0.52	$ 0.45	$ 1.78	$ 0.48	$ 0.52	$ 0.47	$ 0.52	$ 1.99
Per share impact of items above			(0.09)		(0.09)	0.02	0.02			0.04
Non-GAAP diluted earnings per common share	**$ 0.37**	**$ 0.44**	**$ 0.43**	**$ 0.45**	**$ 1.69**	**$ 0.50**	**$ 0.54**	**$ 0.47**	**$ 0.52**	**$ 2.03**

	1Q12	2Q12	3Q12	4Q12	FY2012	1Q13	2Q13	3Q13	4Q13	FY2013
Reconciliation of GAAP Operating Margin to Non-GAAP										
GAAP operating revenue	$ 121,392	$ 132,549	$ 128,319	$ 130,077	$ 512,338	$ 142,705	$ 150,772	$ 136,743	$ 141,830	$ 572,050
Non-GAAP adjustments noted above										
Adjusted operating revenue	**$ 121,392**	**$ 132,549**	**$ 128,319**	**$ 130,077**	**$ 512,338**	**$ 142,705**	**$ 150,772**	**$ 136,743**	**$ 141,830**	**$ 572,050**
GAAP operating income	$ 57,415	$ 66,069	$ 60,861	$ 59,752	$ 244,097	$ 69,430	$ 75,358	$ 68,427	$ 72,599	$ 285,814
Non-GAAP adjustments noted above	194			5,149	5,343	3,180	1,816			$ 4,996
Adjusted operating income	**$ 57,609**	**$ 66,069**	**$ 60,861**	**$ 64,901**	**$ 249,440**	**$ 72,610**	**$ 77,174**	**$ 68,427**	**$ 72,599**	**$ 290,810**
Adjusted operating margin	**47.5%**	**49.8%**	**47.4%**	**49.9%**	**48.7%**	**50.9%**	**51.2%**	**50.0%**	**51.2%**	**50.8%**

For further information go to cboe.com/Investor Relations

May not foot due to rounding and/or change in shares outstanding

CBOE HOLDINGS 31

GAAP to Non-GAAP Reconciliation For 2014 and 2015

CBOE HOLDINGS

GAAP to Non-GAAP Reconciliation
(in thousands, except per share amounts)

	1Q14	2Q14	3Q14	4Q14	FY2014	1Q15	2Q15	3Q15	4Q15	FY2015
Reconciliation of GAAP Net Income Allocated to Common Stockholder to Non-GAAP										
GAAP net income allocated to common stockholders	$ 48,528	$ 42,598	$ 48,146	$ 49,119	$ 188,392	$ 42,079	$ 44,646	$ 67,219	$ 50,180	204,125
Less: Revenue recognized from prior years									$ (1,995)	(1,995)
Add: Accelerated stock-based compensation	2,530				2,530					-
Add: Sevance expense related to outsourcing certain regulatory services				1,863	1,863					-
Add: Impairment charge				3,000	3,000	364				364
Add: Tax adjustment related to prior year				1,600	1,600			(4,286)		(4,286)
Income tax benefit/(expense) related to the items above	(1,009)			(2,005)	(2,861)	(142)			732	620
Net income allocated to participating securities - effect on reconciling items	(15)			(20)	(43)	(3)		19	6	26
Adjusted net income allocated to common stockholders	**$ 50,034**	**$ 42,598**	**$ 48,146**	**$ 53,557**	**$ 194,481**	**$ 42,299**	**$ 44,646**	**$ 62,952**	**$ 48,923**	**$ 198,854**
Reconciliation of GAAP Diluted EPS to Non-GAAP										
GAAP diluted earnings per common share	$ 0.56	$ 0.50	$ 0.57	$ 0.58	$ 2.21	$ 0.50	$ 0.54	$ 0.81	$ 0.61	$ 2.46
Per share impact of items above	0.02			0.06	0.07			(0.05)	(0.02)	(0.06)
Non-GAAP diluted earnings per common share	**$ 0.58**	**$ 0.50**	**$ 0.57**	**$ 0.64**	**$ 2.28**	**$ 0.50**	**$ 0.54**	**$ 0.76**	**$ 0.59**	**$ 2.40**
Reconciliation of GAAP Operating Margin to Non-GAAP										
GAAP operating revenue	$ 157,885	$ 143,942	$ 148,910	$ 166,487	$ 617,225	$ 142,839	$ 148,725	$ 187,035	$ 155,946	$ 634,545
Non-GAAP adjustments noted above									(1,995)	(1,995)
Adjusted operating revenue	**$ 157,885**	**$ 143,942**	**$ 148,910**	**$ 166,487**	**$ 617,225**	**$ 142,839**	**$ 148,725**	**$ 187,035**	**$ 153,951**	**$ 632,550**
GAAP operating income	$ 82,038	$ 69,716	$ 75,084	$ 86,962	$ 313,801	$ 69,553	$ 73,370	$ 101,110	$ 75,894	$ 319,928
Non-GAAP adjustments noted above	2,530			1,863	4,393				(1,995)	(1,995)
Adjusted operating income	**$ 84,568**	**$ 69,716**	**$ 75,084**	**$ 88,825**	**$ 318,194**	**$ 69,553**	**$ 73,370**	**$ 101,110**	**$ 73,899**	**$ 317,933**
GAAP operating expenses								$85,925		
Non-GAAP adjustments noted above										
Adjusted operating expenses								$85,925		
Adjusted operating margin	**53.6%**	**48.4%**	**50.4%**	**53.4%**	**51.6%**	**48.7%**	**49.3%**	**54.1%**	**48.0%**	**50.3%**
Free Cash Flow Reconciliation										
Net cash flows provided by operating activities										**$ 245,278**
Capital expenditures										**(39,340)**
Free Cash Flow										**$ 205,938**

For further information go to cboe.com/Investor Relations
May not foot due to rounding and/or change in shares outstanding

CBOE HOLDINGS 32

GAAP to Non-GAAP Reconciliation For 2016 5For the third quarter of 2015, the company recorded a benefit from the release of an uncertain tax position related to research and development credits, which were effectively settled. For the third quarter of 2016, the company no longer considers certain positions to be effectively settled and therefore recorded a related increase in unrecognized tax benefits.

In addition to disclosing results determined in accordance with GAAP, CBOE Holdings has disclosed certain non-GAAP measures of operating performance. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. The non-GAAP measures provided in this presentation include core operating expenses, adjusted operating revenue, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders, and adjusted diluted earnings per share. Management believes that the non-GAAP financial measures in this presentation, including adjusted net income allocated to common stockholders and core operating expenses, provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management, including adjusted diluted EPS, are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. Core operating expenses is the company’s operating expenses after excluding (i) volume-based expenses, (ii) depreciation and amortization expense, (iii) accelerated stock-based compensation expense and (iv) other unusual or one-time expenses. Non-GAAP Information

CBOE 400 South LaSalle Street Chicago, Illinois 60605 www.cboe.com